Exhibit 99.5
BARRY HONIG
555 South Federal Highway, #450
Boca Raton, FL 33432

September 14, 2016
By Email
Stephen T. Lundy
Chief Executive Officer Venaxis, Inc.
1585 South Perry Street
Castle Rock, CO 80104

Re:    Venaxis, Inc.’s Acquisition of BiOptix Diagnostics, Inc. (“BiOptix”)
Dear Steven,

As a shareholder of Venaxis learning of the steps you will take to entrench management at the expense of shareholders is deeply disturbing.  Below I set forth various reasons that you are running a failing business that require immediate steps that will preserve and protect the value of the company for the shareholders who you represent.

First, based on your representations to me and the publicly available information you have shared, the acquisition is a surprise partly because of the negative information you shared with me regarding BiOptix, likely not conveyed to your board and some of which you chose not to share publicly on your recent analyst call.  This company formed in 2008 sold no more than 2-3 units last year, at a cost of $2-300,000, and earned revenues of under $1 million last year after 11 years.  Competition is with billion dollar companies that BiOptix is hardly in a position to compete with.  Last time BiOptix raised funds in 2014, it obtained $1.4 million from existing shareholders after Boulder Ventures declined to invest.  When we had spoken, you stated management was unable to provide any cash flow analysis, breakeven points, or expenses for BiOptix or the combined companies.  Either diligence was lacking or your board disregarded all the red flags.  The market has reacted negatively as can be seen by the drop in share price, as a result of the negative value proposition which is unlikely to be accretive and will likely be a large cash drain ultimately requiring further rounds of ever more dilutive funding.  I also believe that one of your Venaxis shareholders owns or has a significant interest in BiOptix making the arms length nature of the transaction suspect.

Venaxis failed to engage a banker or advisor in this transaction which shows the abandonment of the shareholders in order to get a fast transaction done.  BiOptix has minimal revenues and intends to hire the same sales team that has not received any traction in the market.  The company is trying to compete in a market controlled by corporate giants, GE and Danaher, which will bring on major capital expenditure to the company with no guarantee of success. The shareholders will see major cash depletion in result of this transaction due to increased overhead with no visibility to profitability, let alone break even. Currently, Venaxis is burning $300,000 a month and with the addition of BiOptix, this number could increase to $500,000.

This acquisition was in clear defense of the pending special meeting previously discussed between us in which we suggested you might remain as a director.  You have a clear conflict of interest inasmuch as Jeffrey Peierls an acknowledged friend and the 50% owner of BiOptix brought you the deal and is also a shareholder of Venaxis. This transaction is clearly an inside management job to protect your salaries, benefits, board fees and to avoid a shareholder vote.

Very truly yours,
/s/ Barry Honig
Barry Honig